PIE PASSION LLC

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of July 21, 2017

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

LIMITED LIABILITY COMPANY AGREEMENT

OF

PIE PASSION LLC

A DELAWARE LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Pie Passion LLC (the "Company") is to be effective as of July 17, 2017 (the "Amendment Date") by and among the Initial Member (as hereinafter defined), all other Members (as hereinafter defined) and the Manager (as hereinafter defined).

RECITALS:

A. The Company was formed pursuant to the Delaware Act on July 17, 2017 upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware.

B. The Company is the parent company of Brentwood Pies LLC d/b/a Winston Pies, a wholly-owned subsidiary and operating company. The Company intends to hold the ownership of such subsidiary and such other subsidiaries that come into existence from time to time, each of which shall operate retail bakeries and certain other ancillary operations under the name Winston Pies.

C. The Initial Member wishes to enter into this Agreement in order to set forth the rights and obligations of the Members, to perfect the organization of the Company, to admit additional Members to membership in the Company, and to reflect the understandings among all of the Members with respect to the Company's organization, operation and management.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Limited Liability Company Agreement of the Company shall read as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"Additional Capital Contribution" has the meaning set forth in Section 3.1(d)(iii).

"Additional Member" has the meaning set forth in Section 3.1(b)(iv).

"Advisory Board" has the meaning set forth in Section 5.11.

"Affiliate" of any particular Person means (a) any other Person controlling, controlled by or under common control with such particular Person, (b) any entity with the same general partner, manager or investment manager as such Person or a general partner, manager or investment manager affiliated with such general partner, manager or investment manager of such Person and (c) any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control

with, the first Person, the general partner of such Person, investment manager of such Person or an affiliate of such Person, general partner or investment manager, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Operating Agreement, as the same may be amended, modified and/or waived from time to time in accordance with the terms hereof.

"Amendment Date" has the meaning given to such term in the first paragraph hereof.

"Business Opportunities" has the meaning set forth in Section 6.6.

"Capital Account" means the capital account maintained for a Member pursuant to Section 3.2.

"Capital Contributions" means any cash which a Member contributes with respect to any Unit pursuant to Section 3.1.

"Catch-Up Threshold" means the point at which the Class A Members and Class B Members have received aggregate distributions pursuant to Section 4.1(b) and Section 4.1(c) that are equal to the amount that would have been distributed to the Class A Members and Class B Members if such distributions had been made to the Class A Members and Class B Members in accordance with the Class A Pro Rata Share and Class B Pro Rata Share, respectively without regard to Section 4.1(b) and Section 4.1(c) hereof.

"Certificate" means the Company's Certificate of Formation as filed with the Secretary of State of Delaware.

"Class A Drag-Along Right" has the meaning set forth in Section 9.4(a)(i)(A).

"Class A Drag-Along Sale" has the meaning set forth in Section 9.4(a)(ii)(A).

"Class A Member" means each Member identified on the Schedule of Members attached hereto as a "Class A Member" as such schedule may be amended from time to time in connection with the addition, removal or substitution of Class A Members in accordance with the terms hereof.

"Class A Pro Rata Share" means, with respect to any distribution to be made pursuant to Section 4.1, an amount equal to the aggregate amount of the proceeds of such distribution multiplied by the proportion that the aggregate issued and outstanding Class A Units bears to all Class A Units and Class B Units (including reserved but not yet issued Class B Units), collectively.

"Class A Unit" means each Unit held by a Class A Member.

"Class B Drag-Along Portion" means, with respect to any Class B Member in a Drag-Along Sale, the product of (i) the Drag-Along Percentage and (ii) the number of fully vested Class B Units held by such Class B Member immediately prior to such Drag-Along Sale.

"Class B Member" means each Member identified on the Schedule of Members attached hereto as a "Class B Member" as such schedule may be amended from time to time in connection with the addition, removal or substitution of Class B Members in accordance with the terms hereof.

"Class B Pro Rata Share" means, with respect to any distribution to be made pursuant to Section 4.1, an amount equal to the aggregate amount of the proceeds of such distribution multiplied by the proportion that the aggregate issued and outstanding Class B Units bears to all Class B Units and Class A Units (including reserved but not yet issued Class B Units), collectively.

"Class B Unit" means each Unit held by a Class B Member.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

"Company" has the meaning given to such term in the first paragraph hereto.

"Company Expenses" has the meaning set forth in Section 5.7.

"Compensatory Interest" has the meaning set forth in Section 3.1(c)(ii).

"Delaware Act" means the Delaware Limited Liability Company Act, as it may be amended from time to time, and any successor to the Delaware Act.

"Disqualifying Event" has the meaning set forth in Section 3.1(e)(viii).

"Distribution" means each distribution made by the Company to a Member, whether in cash, property or securities and whether by liquidating distribution or otherwise.

"Drag-Along Notice Period" has the meaning set forth in Section 9.4(b).

"Drag-Along Offer" has the meaning set forth in Section 9.3(b).

"Drag-Along Percentage" means a fraction, expressed as a percentage, the numerator of which is the number of Class A Units proposed to be sold, directly or indirectly, by the Drag-Along Seller, and the denominator of which is the total number of Class A Units held, directly or indirectly, by the Drag-Along Seller at such time.

"Drag-Along Portion" means, with respect to any Class A Member in a Drag-Along Sale, the product of (i) the Drag-Along Percentage and (ii) the number of Class A Units held by such Class A Member immediately prior to such Drag-Along Sale.

"Drag-Along Right" has the meaning set forth in Section 9.4(a)(i)(B).

"Drag-Along Sale" has the meaning set forth in Section 9.4(a)(i).

"Drag-Along Sale Notice" has the meaning set forth in Section 9.4(a)(iii)(A).

"Drag-Along Sale Notice Period" has the meaning set forth in Section 9.4(a)(iii)(B).

"Drag-Along Seller" has the meaning set forth in Section 9.4(a)(i).

"Drag-Along Transferee" has the meaning set forth in Section 9.4(a)(ii)(C).

"Dragged Sellers" has the meaning set forth in Section 9.5(a)(iii)(A).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Member" means each Member that is, or has an equity owner that is, an "employee benefit plan" within the meaning of, and subject to the provisions of, ERISA.

"Event of Withdrawal" means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"Fair Market Value" means, for all non-cash assets or securities, the fair value for such assets or securities as between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by the Manager, taking into account all relevant factors determinative of value.

"Fiscal Year" means the calendar year ending on December 31, or such other annual accounting period as may be established by the Manager or as required by the Code.

"flow-through entity" has the meaning set forth in Section 3.1(e)(xvii).

"Full Drag-Along Right" has the meaning set forth in Section 9.4(a)(i)(B).

"Full Drag-Along Right" has the meaning set forth in Section 9.4(a)(ii)(B).

"Hurdle Amount" has the meaning set forth in Section 4.5.

"Hypothetical Liquidation" has the meaning set forth in Section 3.1(c)(v).

"Indemnification Amount" has the meaning set forth in Section 9.6.

"Indemnified Party" means the Manager, each officer of the Company, the Organizer, in its role as Tax Matters Member, any Affiliate thereof, and each of their respective officers, directors, employees, shareholders, partners, managers, members, consultants or agents.

"Indemnifying Member" has the meaning set forth in Section 9.6.

"Indemnitee" has the meaning set forth in Section 3.1(h).

"Indemnity Obligations" has the meaning set forth in Section 5.7.

"Initial Member" means Butter Crust Pies, LLC, a California limited liability company.

"Initial Public Offering" means any initial underwritten sale of any equity securities of the Company (or any successor of the Company), pursuant to an effective registration statement under the Securities Act filed with the U.S. Securities and Exchange Commission on Form S-1 (or a successor form) or under comparable securities laws of a foreign jurisdiction, after which sale such equity securities are (i) listed on a national securities exchange or comparable foreign exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association and (ii) registered under the Securities Exchange Act or comparable securities laws of a foreign jurisdiction.

"Interest" means each limited liability company interest owned by a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in the Act or this Agreement, together with the obligations of such Member to comply with all terms and provisions of the Act and this Agreement.

"Investment Company Act" means the United States Investment Company Act of 1940, as previously or hereafter amended, together with the rules and regulations promulgated thereunder.

"Manager" means Daniel Abrams, an individual.

"Marketable Securities" means securities that are (a) traded on a national securities exchange, and (b) which would be freely tradable in the hands of the Members without restriction under U.S. federal securities laws (specifically including the volume or manner of sale limitations under Rule 144 of the Securities Act) or contractual agreement.

"Member" means any Person admitted as a member of the Company and issued one or more Units as reflected on the Company's books and records, including each Person listed on the Schedule of Members attached hereto, but only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"Organizer" means Butter Crust Pies, LLC, a California limited liability company.

"OFAC" has the meaning set forth in Section 3.1(e)(xvi).

"Partnership Tax Audit Rules" means Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax laws.

"Percentage Interest" means, with respect to each Class A Member as of any date, the percentage equal to such Member's capital contributions as of the date of determination, divided by the aggregate capital contributions of all Class A Members, and, with respect to each Class B Member as of any date, the percentage equal to such Member's fully vested Class B Units divided by the total number of issued and outstanding fully vested Class B Units.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a governmental entity.

"Plan Assets" means "plan assets" within the meaning of Section 3(42) of ERISA.

"Profits Interest" has the meaning set forth in Section 3.1(c)(i).

"Proposed Rules" has the meaning set forth in Section 3.1(c)(ii).

"Pro Rata Share" of a Member at any particular time means the number of Units owned by such Member divided by the total Units of the Company then outstanding.

"Reasonable and Customary Expenses" means all costs or expenses incurred in connection with the management, operations and liquidation of the Company and its Subsidiaries from time to time, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of property or securities of the Company's Subsidiaries, including the acquisition of additional Subsidiaries or the opening of additional lines of business related thereto, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's or its Subsidiaries' financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company or its Subsidiaries, all costs incurred in connection with the offering of membership interests in

the Company and the formation, organization and syndication of the Company (including the definitive agreements for the Company), all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping expenses and services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, the cost of liability and other premiums for insurance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company or its Subsidiaries, including the Company's indemnification obligations pursuant to Section 5.6.

"Rights" has the meaning set forth in Section 3.1(d)(iii).

"Safe Harbor Election" has the meaning set forth in Section 3.1(c)(ii).

"Securities Act" means the Securities Act of 1933, as previously or hereafter amended.

"Special Amendment" has the meaning set forth in Section 3.1(d)(iii).

"Specified Persons" has the meaning set forth in Section 6.6.

"Subsidiaries" means, with respect to any specified entity, any other entity in which such specified entity, directly or indirectly through one or more Affiliates or otherwise, beneficially owns at least fifty percent (50%) of either the ownership interest (determined by equity or economic interests) in, or the voting control of, such other entity.

"Tag-Along Notice Period" has the meaning set forth in Section 9.3(d).

"Tag-Along Offer" has the meaning set forth in Section 9.3(b).

"Tag-Along Portion" means (i) with respect to a Transfer of Class A Units representing less than fifty percent (50%) of the outstanding Units, for any Tagging Person in a Tag-Along Sale, that number of Class A Units equal to the product of (A) the total number of Class A Units to be sold in the Tag-Along Sale and (B) such Tagging Person's Percentage Interest and (ii) with respect to an Assignment of Class A Units representing fifty percent (50%) or more of the outstanding Units, for any Tagging Person in a Tag-Along Sale, that number of Units equal to the product of (A) the total number of Units to be sold in the Tag-Along Sale and (B) a fraction, expressed as a percentage, the numerator of which is the aggregate number of Units held by such Tagging Person at such time, and the denominator of which is the aggregate number of Units held by all Members at such time.

"Tag-Along Response Notice" has the meaning set forth in Section 9.3(d).

"Tag-Along Right" has the meaning set forth in Section 9.3(d).

"Tag-Along Seller" has the meaning set forth in Section 9.3(a).

"Tagging Person" has the meaning set forth in Section 9.3(a).

"Tax" or "Taxes" means any federal, state, local or foreign income tax or other tax of any kind whatsoever including any interest, penalties, or other additions in respect of the foregoing.

"Tax Distribution" has the meaning set forth in Section 4.4.

"Tax Matters Member" has the meaning set forth in Section 8.3.

"Taxable Year" means the Company's accounting period for federal income tax purposes determined pursuant to Section 8.2.

"Transfer" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law) or the acts thereof.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof and as amended from time to time.

"Unit" means a Unit, issued by the Company representing a fractional part of the interests in profits, losses and Distributions of the Company held by all Members.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1 Formation of the Company. The Company was formed on July 21, 2017, pursuant to the provisions of the Delaware Act.

2.2 Operating Agreement. The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Manager and the Members hereby agree that during the term of the Company set forth in Section 2.5, the rights, powers and obligations of the Manager and the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and such rights, powers and obligations as are set forth in this Agreement, the Delaware Act.

2.3 Name. The name of the Company shall be "Pie Passion LLC." The Manager may change the name of the Company at any time and from time to time.

2.4 Principal Office; Registered Office. The principal office of the Company shall be at such place or places as the Manager may from time to time designate. The name of the registered agent for service of process of the Company and the address of the Company's registered office in the State of Delaware shall be Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle, or such other agent or office in the State of Delaware as designated by the Manager.

2.5 Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until the termination and dissolution of the Company in accordance with the provisions of Article X.

2.6 Classification as Company; Tax Matters. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. In accordance therewith, the Manager agrees that, except as otherwise required by applicable law, it (i) will not cause or permit the Company to elect (a) to be excluded from the provisions of Subchapter K of the Code or comparable provisions of state law, or (b) to be treated as a corporation or an association taxable as a corporation for any tax purposes; (ii) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for all tax purposes; and (iii) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for tax

purposes. A Member shall not file (and each Member hereby represents, warrants and covenants that it has not filed and will not file) any tax election or other document that is inconsistent with the Company's position regarding its classification as a partnership for such tax purposes.

2.7 Purposes. The purpose and business of the Company is to, directly or indirectly, hold and exercise rights with respect to the membership interests of Brentwood Pies, LLC and any other businesses or assets related to the operation of one or more retail bakery businesses and to engage in any other lawful business or activity for which a limited liability company may be organized under the Act. The Company shall have the power to engage in any and all activities necessary, convenient, desirable or incidental to the foregoing and shall have all powers necessary, appropriate or incidental to the accomplishment of its purposes and all other powers conferred upon a limited liability company pursuant to the Act.

ARTICLE III

CAPITAL CONTRIBUTIONS

3.1 Members.

(a) Capital Contributions; Schedule of Members. Concurrently with the execution of this Agreement, the Initial Member has made the Capital Contribution in the amount specified on the Schedule of Members attached hereto in exchange for the Units specified thereon. Any Member who joins the Company as a Member will make an initial Capital Contribution, and all such contributions shall be set forth on the Schedule of Members. Any reference in this Agreement to the Schedule of Members shall be deemed a reference to the Schedule of Members as amended and in effect from time to time. The Manager has discretion to update the Schedule of Members from time to time to reflect the most current capital contributions by the Members.

(b) Ownership and Issuance of Units.

(i) Class A Units. The Company has issued units (the "Class A Units") to each Class A Member in respect of the Interest of such Member. The Schedule of Members sets forth each Class A Member and the number of Class A Units owned by each such Class A Member. In addition, the Manager may from time to time authorize and issue additional Class A Units at the then Fair Market Value.

(ii) Class B Units. In consideration for the provision of services to or for the benefit of the Company and/or its affiliates, the Company has issued and/or will issue units (the "Class B Units") to each Class B Member in respect of the Interest of such Member. The Schedule of Members sets forth the number of Class B Units owned by the Class B Members. The Schedule of Members may be updated by the Manager from time to time to reflect the issuance and/or forfeiture of Class B Units in accordance with this Agreement and any Class B Member's Subscription Agreement. The vesting, forfeiture, repurchase and acceleration terms relating to the Class B Units are set forth in the individual Subscription Agreement of each Class B Member, and such vesting, forfeiture, repurchase and acceleration terms are incorporated by reference herein. The Company has reserved additional Class B Units for future issuance and the Manager may from time to time authorize and issue additional Class B Units, provided, however, that the Manager shall be authorized to issue no more than 5,000 Class B Units without amending this Agreement. Notwithstanding anything herein to the contrary, proceeds of any distribution allocable to the Class B Units shall at all times be subject to Section 3.1(b)(iii) below.

(iii) Immediately prior to any distribution pursuant to Section 4.1, the Manager may, in its sole discretion, reallocate the then authorized but unissued Class B Units to the Class A

Members, pro rata to the number of Class A Units then held by such Class A Members. Any grant of Units to a Class B Member shall be subject to the recipient complying with the requirements of Section 3.1(b)(ii) hereof. Any Class B Units that have been forfeited to or repurchased by the Company in accordance with the terms of the individual Subscription Agreement of any Class B Member shall be returned to the authorized but unissued Class B Units of the Company and shall be available for future issuance from time to time to employees and service providers of the Company and the Subsidiaries in accordance with the procedures specified herein.

(iv) Except in connection with the exercise of its Rights or as otherwise set forth herein, the Company shall not issue additional Units to any Person. The Company may (but need not) issue certificates representing the Units. The Company may issue fractional Units. The ownership by a Member of Units shall entitle such Member to allocations of profits and losses and other items and Distributions of cash and other property as set forth in Article IV and Article X hereof.

(v) Additional Members.

(a) The Manager may admit additional members of the Company (each, an "Additional Member" and, collectively, "Additional Members") at any time in its sole and absolute discretion, including in connection with (i) the contribution of additional capital to the Company or (ii) any incentive plans or programs established by the Company or any of its Affiliates for the benefit of their respective management or key employees. Additional Members may be admitted as Class A Members or Class B Members (or any combination thereof) or members of any new class, on terms and conditions as determined by the Manager.

(b) Each Additional Member shall execute and deliver a written instrument satisfactory to the Manager, whereby such Additional Member shall become a party to this Agreement, as well as any other documents required by the Manager. Upon execution and delivery of a counterpart of this Agreement, which counterpart shall identify such Additional Member's classification, and acceptance thereof by the Manager, such Person shall be admitted as a Member. Each such Additional Member shall thereafter be entitled to all the rights and subject to all the obligations of a Member as set forth herein. Promptly upon the addition of any new Member, the Manager shall cause the books and records of the Company, including the Schedule of Members to be updated to reflect the addition of such new Member.

(c) Profits Interests.

(i) The Company and each Member agree to treat each Member's Interest with respect to Class B Units as a separate "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 (each such interest, a "Profits Interest"), and it is the intention of the Members that distributions to each Class B Member pursuant to Article IV hereof be limited to the extent necessary so that the Profits Interest of such Class B Member qualifies as a "profits interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. In the event that distributions to a Member are limited as a result of the first sentence of this Section 3.1(c)(i), the Manager is authorized to adjust future distributions to the Members in whatever manner it deems appropriate so that, after such adjustments are made, each Member receives, to the maximum extent possible, an amount of distributions equal to the amount of distributions such Member would have received were such sentence not part of this Agreement. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, the Company shall treat a Member holding an Interest with respect to Class B Units as the owner of such Profits Interest from the date it is granted, and shall file its IRS form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Profits Interest as if it were fully vested. Each Class B Member agrees to take into account such distributive

share in computing its Federal income tax liability for the entire period during which it holds the Profits Interest. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the Fair Market Value of such Profits Interest issued to a Class B Member, either at the time of grant of the Profits Interest or at the time the Profits Interest becomes substantially vested. The undertakings contained in this Section 3.1(c)(i) shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. The provisions of this Section 3.1(c)(i) shall apply regardless of whether or not the holder of a Profits Interest files an election pursuant to Code Section 83(b).

(ii) The Manager is hereby authorized and directed to cause the Company to make an election (the "Safe Harbor Election") to value any interests issued by the Company as compensation for services to the Company (collectively, "Compensatory Interests"), on the date of the issuance, at the liquidation value of such Compensatory Interests (i.e., a value equal to the amount that would be distributed under Section 4.1 hereof with respect to such Compensatory Interests in a Hypothetical Liquidation (as defined below) occurring immediately after the issuance of such Compensatory Interests and assuming for purposes of such Hypothetical Liquidation that all assets of the Company are sold for their Fair Market Values instead of their values as reflected for capital account purposes), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Manager shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election. Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all Assignments of Compensatory Interests thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Manager as permitted by the Proposed Rules or any applicable rule. Each Member (including any person to whom a Compensatory Interest is assigned in connection with the performance of services), by signing this Agreement or by accepting such assignment, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests assigned while the Safe Harbor Election remains effective.

(iii) The Manager shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to assignments of Compensatory Interests covered by such Safe Harbor Election. The Manager is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same and shall have the authority to execute any such amendment by and on behalf of each Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively. Each Member agrees to cooperate with the Manager to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Manager.

(iv) Without limitation of any other provision in this Section 3.1(c), no Transfer of any interest in the Company by a Member shall be effective unless, prior to such Transfer, the transferee, assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section 3.1(c), in form satisfactory to the Manager.

(v) For these purposes, the term "Hypothetical Liquidation" shall mean, as of any date, a hypothetical liquidation of the Company as of such date, assuming (A) that a sale of all the assets of the Company occurs at prices equal to their respective Fair Market Values and (B) the net proceeds of such sale are distributed to the Members pursuant to Section 4.1 hereof, after payment of all actual Company indebtedness, and any other liabilities related to the Company's assets, limited, in the case of the

hypothetical payment of non-recourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities.

(d) Additional Capital Contributions.

(i) Except as set forth in Section 3.1(a) above or Sections 3.1(d)(ii) or (iii) below, no Member shall be liable to make any additional capital contribution to the Company, or be liable to the Company or any of its creditors for any amount in excess of its capital contribution obligations set forth herein.

(ii) If, following the date hereof, the Manager determines to call for an Additional Capital Contribution, each Member shall make such Additional Capital Contribution to the Company upon ten (10) days' prior written notice from the Manager to pay for such Member's pro rata share of the Company's Reasonable and Customary Expenses (pro rata in accordance with such Member's then-current Percentage Interest). The foregoing obligation is intended for internal management of the affairs of the Company and may not be enforced by any third party. If any Member fails to make such Additional Capital Contribution, the Manager is hereby authorized to make adjusting entries to the Schedule of Members to reflect the dilution of such non-contributing Member and the increase to the Percentage Interests of any Members who make additional contributions to compensate for any shortfall caused by such non-contributing Members.

(iii) If, following the date hereof, the Manager determines to issue additional Units, the Company shall offer to each Member the right to purchase additional Units on the same terms and subject to the same conditions as the proposed new issuance (the "Rights"). The Members shall be permitted to exercise these participation Rights in whole or in part and the ability (but not the obligation) to make an Additional Capital Contribution (an "Additional Capital Contribution") (on a pro rata basis in accordance with such Member's Class A Percentage Interest, provided that if any Member elects to exercise less than its full pro rata portion of the Rights, the Members electing to exercise their full pro rata portion of the Rights shall be given the opportunity to exercise the available Rights (again on a pro rata basis) until the earlier of the available Rights are fully exercised or there is no additional interest in exercising such available Rights) in order to enable the Company to exercise such Rights; provided, that, for the avoidance of doubt, no Member shall be required to make an Additional Capital Contribution in respect of any election by the Company to exercise any Rights initiated at the election of another Member (including, for the avoidance of doubt, as a result of a breach by a Member of its obligation to make an Additional Capital Contribution such Member committed to make). If additional Units are to be issued by the Company in connection with the exercise of the Rights, then the Company may (but need not) provide for such additional Units to be represented by a new class or series of Units, and the Manager, without any further vote or other action of the Members, may amend this Agreement (a "Special Amendment") to provide for the allocation and distribution of all income, gain, loss, deduction, expense and return of capital as it determines in its reasonable discretion and in connection with the issuance of such new Units; provided, that, for the avoidance of doubt, such additional Units shall not adversely affect the rights of Members as of the date hereof to Distributions of, or with respect to, the investments or businesses held by the Company immediately prior to the issuance of such additional Units. If any Additional Capital Contributions are made in connection with the exercise of the Rights and such Additional Capital Contributions are not made in the same pro rata manner as the initial Capital Contributions, then the Manager shall (if required) approve a Special Amendment pursuant to which the Company shall issue a new series or class of Units to reflect such Additional Capital Contributions or cause to be issued additional Units which have the effect of diluting the Percentage Interest of such non-contributing Member. Any Member who elects to make an Additional Capital Contribution in connection with the Company's exercise of any Rights shall make such Additional Capital Contribution as soon as reasonably practicable but in any event within the time period set forth in the applicable notice. The Manager shall determine the timing and such other procedures as may

be necessary and appropriate to enable the Members to exercise the Rights hereunder, provided that in no event shall such Members be given less than ten (10) days nor more than sixty (60) days prior notice before being required to commit to purchase any new Units, which they may become entitled to purchase pursuant to the Rights.

(e) Certain Representations and Warranties of the Members. As a material inducement to the other Members to enter into this Agreement, by executing this Agreement (or, after the date hereof, any counterpart or joinder to this Agreement as permitted in Section 11.8) and in connection with the issuance of Units to such Member, each Member represents and warrants (severally, on its own behalf, and not on the behalf of any other Member) to the Company and to the other Members as follows, as applicable:

(i) Such Member is authorized, empowered and qualified to execute this Agreement, to carry out the transactions contemplated by this Agreement, to invest in the Company and to make payments as contemplated by this Agreement. Such Member is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the business, financial condition or operating results of such Member and its subsidiaries (if any) taken as a whole. The individual signing this Agreement on such Member's behalf has been duly authorized to do so.

(ii) The execution, delivery and performance of this Agreement has been duly authorized by such Member. This Agreement constitutes a valid and binding obligation of such Member, enforceable in accordance with its terms. The execution and delivery by such Member of this Agreement and the fulfillment of and compliance with the respective terms hereof by such Member do not and will not (i) conflict with or result in a breach or violation of the terms, conditions or provisions of, (ii) constitute a default under or violation of, (iii) result in the creation of any lien, security interest, charge or encumbrance upon such Member's capital stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, the charter documents of such Member, or any law, statute, permit, franchise, statute, rule or regulation to which such Member is subject or by which it or any of its property is bound, or any agreement, instrument, order, judgment or decree to which such Member is a party or by which it or any of its property is bound; provided that the representations in sub-clauses (i), (v) and (vi) with respect to each ERISA Member are made subject to the assumption that the assets of the Company are not assets of such ERISA Member and are not subject to the provisions of ERISA to substantially the same extent as if owned directly by the ERISA Member.

(iii) Such Member acknowledges that such Member has been given the opportunity to (1) ask questions and receive satisfactory answers concerning the terms and conditions of its investment in the Company, (2) perform its own independent due diligence investigations with respect to the Company and (3) obtain additional information in order to evaluate the merits and risks of an investment in the Company. Such Member has consulted to the extent deemed appropriate by such Member with such Member's own advisers as to the financial, tax, legal, accounting, regulatory and related matters concerning an investment in the Company and on that basis understands the financial, tax, legal, accounting, regulatory and related consequences of an investment in the Company, and believes that an investment in the Company is suitable and appropriate for such Member.

(iv) The Units being acquired by such Member pursuant to this Agreement or otherwise will be acquired for such Member's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state or non-United States securities

laws, and the Units will not be disposed of in contravention of the Securities Act or any applicable state or non-United States securities laws.

(v) Such Member's investment in the Company, together with such Member's other investments that are not readily marketable, is not disproportionate to such Member's net worth. In addition, such Member meets any additional or different suitability standards imposed by the securities laws (and any similar laws) of the country, state or other jurisdiction of such Member's principal place of business or domicile and such Member is eligible, under all laws, regulations and governmental orders applicable to such Member, to (1) receive and accept an offer to sell or a solicitation of such Member's offer to purchase its Units in the Company in the manner made to such Member and (2) purchase such Member's Units in the Company as contemplated hereby.

(vi) Such Member recognizes that (a) an investment in the Company involves certain risks, (b) such Member's Units in the Company will be subject to certain restrictions on transferability as described in this agreement and (c) as a result of the foregoing, the marketability of such Member's Units in the Company will be severely limited.

(vii) Such Member is (and shall continue to be so long as it remains a Member of the Company) an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act.

(viii) As of the date hereof, such Member has not been subject to any event specified in Rule 506(d)(1) of the Securities Act or any proceeding or event that could result in any such disqualifying event ("Disqualifying Event") that would either require disclosure under the provisions of Rule 506(e) of the Securities Act or result in disqualification under Rule 506(d)(1) of the Company's use of the Rule 506 exemption. Such Member will promptly notify the Manager in writing if such Member becomes subject to a Disqualifying Event at any date after the date hereof. In the event that such Member becomes subject to a Disqualifying Event at any date after the date hereof, such Member agrees and covenants to use its best efforts to coordinate with the Manager to provide documentation as reasonably requested by the Manager related to any such Disqualifying Event. Furthermore, if a Disqualifying Event occurs at any time after the date hereof, then (a) such Member's voting rights in respect of the Company's outstanding voting equity securities (calculated on the basis of voting power) may, in the sole discretion of the Manager, be automatically reduced, for such period of time as the Manager determines is necessary or advisable (which reduction may be retroactive and/or prospective), to the lesser of 19.9% and such Member's then-current Pro Rata Share, and the Manager is hereby authorized on behalf of such Member to take such action as the Manager deems necessary or appropriate to give effect to the same, and/or (b) if the Manager determines that for any reason such reduction is not sufficient to avoid any adverse impacts under Rule 506(d) or 506(e) of Regulation D under the Securities Act, the Manager may implement a remedy to address such Member's changed circumstances such that the changed circumstances will not affect in any way the Company's or any of its affiliates' ongoing and/or future reliance on the Rule 506 exemption under the Securities Act. Such Member acknowledges that, at the discretion of the Manager, such remedies may include, without limitation, the waiver of all or a portion of such Member's voting power in the Company and/or such Member's withdrawal from the Company through the transfer or sale of its Units. Such Member also acknowledges that the Manager may periodically request assurance that such Member has not become subject to a Disqualifying Event at any date after the date hereof, and such Member further acknowledges and agrees that the Manager shall understand and deem the failure by such Member to respond in writing to such requests to be an affirmation and restatement of the representations, warranties and covenants in this Section 3.1(e)(viii).

(ix) Such Member (a) is a sophisticated investor with the knowledge and experience in business and financial matters to enable such Member to evaluate the merits and risks of an

investment in the Company, (b) is able to bear the economic risk and lack of liquidity of an investment in the Company and (c) is able to bear the risk of loss of its entire investment in the Company.

(x) Such Member understands that the Company does not intend to register itself or any of its affiliates as an investment company under the Investment Company Act and, accordingly, the provisions of the Investment Company Act (which, among other matters, require investment companies to have a majority of disinterested directors) will not be applicable to the Company.

(xi) Such Member is aware that (a) the Company has no financial or operating history and (b) no United States federal, state or local or non-United States agency, governmental authority or other person has passed upon such Member's Units in the Company or made any finding or determination as to the fairness of such Member's investment in the Company.

(xii) Such Member has its principal place of business or domicile in the country, state or other jurisdiction set forth under its name on the Schedule of Members attached hereto.

(xiii) Such Member is not acquiring its Units in the Company as a result of any form of general solicitation or general advertising, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media (including any internet site that is not password protected) or broadcast over television or radio or (b) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

(xiv) Such Member is (and shall continue to be so long as it remains a Member of the Company) a "qualified purchaser" as that term is defined under the Investment Company Act and the rules and regulations promulgated thereunder. Such Member was not formed or reformed (as interpreted under the Investment Company Act) for the purpose of acquiring equity interests of the Company. The amount committed by such Member pursuant to Section 3.1(a) for contribution to the Company is less than forty percent (40%) of such Member's assets (including committed capital). Such Member has made investments prior to the date hereof or intends to make investments in the near future and each beneficial owner of interests in such Member has shared and will share in the same proportion in each such investment (e.g., no beneficial owner of such Member may vary its interests in different investments made by or on behalf of such Member). The governing documents of such Member require that each beneficial owner of such Member including, but not limited to, shareholders, partners and beneficiaries, participate through his, her or its interest in such Member in all of such Member's investments and that the profits and losses from each such investment are shared among such beneficial owners in the same proportions as all other investments of such Member. No such beneficial owner may vary his, her or its share of the profits and losses or the amount of his, her or its contribution for any investment made by such Member. Such Member is not managed as a device for facilitating individual investment decisions of its beneficial owners, but rather is managed as a collective investment vehicle (e.g., no beneficial owner of such Member has the right to "opt out" of an investment or has individual discretion over the amount of his, her or its investment).

(xv) Such Member is not and will not become (a) an "employee benefit plan" that is subject to Title I of ERISA, (b) an individual retirement account or annuity or other "plan" that is subject to Section 4975 of the Code, or (c) a fund of funds, an insurance company separate account or an insurance company general account or another entity (such as a group trust), in each case whose underlying assets are deemed under ERISA or the ERISA Regulations to include Plan Assets of any "employee benefit plan" or "plan" subject to ERISA or Section 4975 of the Code.

(xvi) No part of the funds used by such Member to acquire its Units in the Company has been, or shall be, directly or indirectly derived from, or related to, any activity that may

contravene United States federal or state or non-United States laws or regulations, including anti-money laundering laws and regulations. No Capital Contribution or other payment to the Company by such Member and no distribution to such Member shall cause the Company or the Manager to be in violation of any applicable anti-money laundering laws or regulations including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and the United States Department of the Treasury Office of Foreign Assets Control ("OFAC") regulations. All Capital Contributions or other payments to the Company by such Member will be made through an account located in a jurisdiction that does not appear on the list of boycotting countries published by the United States Department of Treasury pursuant to Section 999(a)(3) of the Code, in effect at the time of such contribution or payment. Such Member acknowledges and agrees that, notwithstanding anything to the contrary contained in this Agreement or any other agreement, to the extent required by any anti-money laundering or anti-boycott law or regulation or by OFAC, the Company and the Manager may prohibit additional Capital Contributions, restrict distributions or take any other reasonably necessary or advisable action with respect to the Units, and such Member shall have no claim, and shall not pursue any claim, against the Company, the Manager, or any other Person in connection therewith.

(xvii) If such Member is a partnership, a limited liability company treated as a partnership for U.S. federal income tax purposes, a grantor trust (within the meaning of Code §§ 671-679) or an S corporation (within the meaning of Code § 1361) (each a "flow-through entity"), such Member represents and warrants either that:

a) no person or entity will own, directly or indirectly through one or more flow-through entities, an interest in such Member where more than 70% of the value of the person's or entity's interest in such Member is attributable to such Member's investment in the Company; or

b) if one or more persons or entities will own, directly or indirectly through one or more flow-through entities, an interest in such Member where more than 70% of the value of the person's or entity's interest in the Member is attributable to such Member's investment in the Company, neither the Member nor any such person or entity has or had any intent or purpose to cause such person (or persons) or entity (or entities) to invest in the Company indirectly through such Member in order to enable the Company to qualify for the 100-partner safe harbor under U.S. Department of Treasury Reg. § 1.7704-1(h).

(f) All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by the Members or the Company or on their behalf.

(g) Such Member agrees to notify the Manager promptly of any change that may cause any representation or warranty set forth in this Agreement (including Section 3.1(e)) to become untrue or misleading in any material respect, and to provide such additional information that the Manager requests from time to time and deems necessary to determine (i) the eligibility of such Member to hold Units in the Company, (ii) the Company's or the Manager's compliance with applicable regulatory requirements or (iii) the Company's tax status. Such Member also agrees to provide the Company all information that otherwise may be reasonably requested by the Manager in connection with compliance with applicable law by the Manager, the Company, and their respective Affiliates, including all applicable anti-money laundering laws and regulations.

(h) To the maximum extent not prohibited by applicable law, such Member agrees to indemnify and hold harmless the Company, the other Members and the Manager for itself and on behalf of each officer, director, shareholder, partner or member of the Manager and each other Person that controls,

is controlled by, or is under common control with, any of the foregoing within the meaning of Section 15 of the Securities Act (each, an "Indemnitee") and each Indemnitee from and against any and all losses, claims, damages, expenses and liabilities relating to or arising out of (i) any breach of any representation, warranty or certification, or any breach of or failure to comply with any covenant or undertaking, made by or on behalf of such Member in Section 3.1(e) or in any other document furnished by such Member to the Company or any Indemnitee in connection with acquiring such Member's Units in the Company or (ii) any action instituted by or on behalf of such Member against an Indemnitee that is finally resolved by judgment against such Member or in favor of an Indemnitee. Each Indemnitee is an intended third-party beneficiary hereof. The remedies provided herein shall be cumulative and shall not preclude the assertion by any Indemnitee of any other rights or the seeking of any other remedies against such Member.

3.2 Capital Accounts; Allocations.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). By adding any additional Capital Contributions made by such Member in consideration for the issuance of Units; for this purpose, the Company may, upon the occurrence of any of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. Items of Company income, gain, loss, expense or deduction for any fiscal period shall be allocated among the Members in such manner that, as of the end of such fiscal period and to the greatest extent possible, the Capital Account of each Member shall be equal to the respective net amount, positive or negative, that would be distributed to such Member from the Company or for which such Member would be liable to the Company under this Agreement, determined as if, on the last day of such fiscal period, the Company were to (a) liquidate the assets of the Company for an amount equal to their book value (determined according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv)) and (b) distribute the proceeds in liquidation in accordance with Section 10.2.

(b) Notwithstanding any other provision of this Agreement, if a Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that gives rise to a negative Capital Account (or that would give rise to a negative Capital Account when added to expected adjustments, allocations or distributions of the same type) that exceeds the amount such Member is required to restore, such Member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible; provided that the Company's subsequent income, gains, losses and deductions shall be allocated among the Members so as to achieve as nearly as possible the results that would have been achieved if this Section 3.2(b) had not been in this Agreement, except that no such allocation shall be made that would violate the provisions or purposes of Treasury Regulation Section 1.704-1(b).

3.3 Negative Capital Accounts; Tax Reporting Covenants.

(a) No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

(b) Each Member covenants and agrees to provide promptly, and update periodically, at any times requested by the Manager, all information, documentation, certifications and forms (including, without limitation, any IRS Form W-8 or W-9), and verifications thereof that the Manager deems necessary, advisable or appropriate to comply with (i) any requirement imposed by Code §§1471 – 1474, and any U.S. Department of Treasury Regulations, forms, instructions or other guidance issued pursuant thereto, any similar legislation, regulations or guidance enacted or promulgated by any jurisdiction or international

organization which seeks to implement similar tax reporting and/or withholding tax regimes, (ii) any intergovernmental agreement between any jurisdictions concerning the collection and sharing of information and (iii) any current or future legislation, regulations or guidance promulgated by or between any jurisdictions or international organizations (including, without limitation, the Organization for Economic Co-operation and Development) giving rise to or effect to any item described in clause (i) or (ii) ((i), (ii) and (iii) commonly referred to as "FATCA"), including but not limited to information, documentation, certifications and forms (and verifications thereof) the Manager deems necessary, advisable or appropriate. Notwithstanding anything in this Section 3.3(b) to the contrary, neither the Company nor the Manager shall have any liability whatsoever with respect to this paragraph. The Manager may be required to report a Member as recalcitrant under existing or future guidance if such Member does not provide the required information.

3.4 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

3.5 Distributions In-Kind. To the extent that the Company distributes property, other than cash, in-kind to the Members, subject to Section 4.1, such property shall be Marketable Securities and the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 4.1.

3.6 Loans. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall lend funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made; provided that such terms and conditions are no more favorable to such lending Member than those which would be agreed to in an orderly transaction with a willing, unaffiliated lender in an arm's-length transaction.

3.7 Transfer of Capital Accounts. The original Capital Account established for each substituted Member shall be in the same amount as the Capital Account of the Member (or portion thereof) to which such substituted Member succeeds, at the time such substituted Member is admitted to the Company. The Capital Account of any Member whose interest in the Company shall be increased or decreased by means of the transfer to it of all or part of the Units of another Member shall be appropriately adjusted to reflect such transfer. Any reference in this Agreement to a Capital Contribution of or Distribution to a Member that has succeeded any other Member shall include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member transferred to such Member.

ARTICLE IV

DISTRIBUTIONS AND ALLOCATIONS

4.1 Distributions. The Manager may in its sole discretion make Distributions at any time and from time to time; provided that other than upon dissolution, the Company shall not distribute non-Marketable Securities to the Members. Each Distribution shall be paid to the Members in proportion to each such Member's ownership of Units and, except with the prior written consent of each Member, in the same relative composition of cash, property and/or securities. All Distributions to the Members (other than Tax Distributions made pursuant to Section 4.4 hereof) shall be made as follows:

(a) first, to all of the Class A Members, pro rata according to their Percentage Interest, until each Class A Member has received distributions under this Section 4.1(a) in an aggregate amount equal to its aggregate capital contribution;

(b) second, until the Catch-Up Threshold has been satisfied, to the Class A Members, and Class B Members as follows:

(i) 20% of the sum of the Class A Pro Rata Share and the Class B Pro Rata Share shall be distributed to the Class A Members, pro rata according to their Percentage Interest; and

(ii) 80% of the sum of the Class A Pro Rata Share and the Class B Pro Rata Share shall be distributed to the Class B Members, pro rata according to their Percentage Interest; provided, however, that Class B Units that have been reserved for future issuance pursuant to Section 3.1(b) but have not yet been issued at the time of any such distribution (including Class B Units that were issued and subsequently forfeited and not re-issued) shall be deemed to be held by the Class A Members, pro rata according to their Percentage Interest, for purposes of such distribution; and provided, further, that Class B Units that have been issued but have not yet fully vested shall be treated as set forth in Section 4.6(b) below; and

(c) third, once the Catch-Up Threshold has been satisfied, to the Class A Members, and Class B Members in accordance with the Class A Pro Rata Share and Class B Pro Rata Share, respectively; provided, however, that Class B Units that have been reserved for future issuance pursuant to Section 3.1(b) but have not yet been issued at the time of any such distribution (including Class B Units that were issued and subsequently forfeited and not re-issued) shall be deemed to be held by the Class A Members, pro rata according to their Percentage Interest, for purposes of such distribution; and provided, further, that Class B Units that have been issued but have not yet fully vested shall be treated as set forth in Section 4.6(b) below.

4.2 Allocations. The Company's profits and losses shall be allocated to the Members in proportion to the Members' ownership of Units.

4.3 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is required by law to make any payment to a governmental entity that is specifically attributable to a Member or a Member's status as such (including, without limitation, federal withholding taxes, state personal property taxes, state unincorporated business taxes and any taxes arising under the Partnership Tax Audit Rules), then such Member shall indemnify and contribute to the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company under this Section 4.3. A Member's obligation to indemnify and make contributions to the Company under this Section 4.3 shall survive the transfer, forfeiture or other disposition of a Member's interest and the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.3, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 4.3, including instituting a lawsuit to collect such indemnification and contribution.

4.4 Tax Distributions.

(a) The Manager shall cause the Company to distribute to the Members, an amount designed to assist them in satisfying their tax liability arising from allocations of income, gain, loss, deduction and credit of the Company in any Taxable Year for which such an allocation is required (a "Tax Distribution"); provided, that the Company may reduce or eliminate Tax Distributions if the Manager

determines in its sole discretion that the Company does not have sufficient cash (after giving effect to all reserves determined and established by the Manager in its sole discretion) to make, or the Company would suffer any adverse effect if it makes, the full amount of any such Tax Distributions.

(b) In determining the amount of any Tax Distribution, it shall be assumed that the items of income, gain, deduction, loss, credit and prior unused losses in respect of the Company were the only such items entering into the computation of tax liability of the Members for the Taxable Year in respect of which the Tax Distribution was made and that each Member was subject to tax at the highest marginal effective rate of Federal, state and local income tax applicable to an individual resident in Los Angeles, California, taking account of any difference in rates applicable to ordinary income and capital gains and any allowable deductions in respect of such state and local taxes in computing such Member's liability for Federal income taxes. No account shall be taken of any items of deduction or credit attributable to an Interest that may be carried back or carried forward from any other taxable year.

(c) Any determination of the Manager as to the amount of a Tax Distribution to be made pursuant to this Section 4.4 shall be conclusive and binding on all Members absent manifest error.

(d) Any Tax Distributions made pursuant to this Section 4.4 shall not reduce distributions otherwise payable to the Members pursuant to Article IV hereof.

4.5 Hurdle Rate. Notwithstanding Section 4.1 hereof, no holder of a Class B Unit subject to a Hurdle Amount shall be entitled to receive any distributions (other than Tax Distributions) pursuant to this Agreement in respect of such Class B Unit unless and until there shall have been distributed on all other Units (including Class B Units subject to lower Hurdle Amounts) an aggregate amount of distributions equal to the Hurdle Amount with respect to such Class B Unit. For purposes of this Agreement, "Hurdle Amount" shall mean, with respect to any Class B Unit, the amount designated as the "Hurdle Amount" for such Unit by the Manager, which amount shall at least be equal to the amount that would be received with respect to all Units outstanding immediately prior to the grant of such Class B Units if there were to be a Hypothetical Liquidation as of the date of issuance of such Class B Unit, as reasonably determined in good faith by the Manager, increased from time to time by the amount of cash and the Fair Market Value of other property contributed to the capital of the Company between the date of grant of such Class B Unit and the date of any distribution thereon. The Hurdle Amount applicable to any Class B Units issued by the Company shall be specified by the Manager in its good faith and reasonable discretion at the time of such issuance. The Hurdle Amount of all Class B Units issued on the date hereof shall be zero. Any distributions not distributed due to a Hurdle Amount shall be distributed to the Class A Members according to the provisions of Section 4.1 hereof.

4.6 Withholding of Certain Amounts; Treatment of Unvested Class B Units.

(a) Notwithstanding anything to the contrary contained herein, the Manager may withhold from any distribution to any Member contemplated by this Agreement any amounts due from such Member to the Company or to any other Person in connection with the Company Business to the extent not otherwise paid. Any amount withheld pursuant to this Section 4.6(a) shall be applied by the Manager to discharge the obligation in respect of which such amount was withheld. Notwithstanding anything to the contrary contained herein, all amounts withheld by the Manager pursuant to this Section 4.6(a) with respect to a Member shall be treated as if such amounts were distributed to such Member under this Agreement.

(b) In the event that any distribution is made pursuant to Section 4.1 and there exist any issued but not fully vested Class B Units, such unvested Class B Units shall be treated in any of the following manners: (i) any such unvested Class B Units may be treated as if they were fully vested,

thereby resulting in the distribution of proceeds attributable to such unvested Class B Units to the applicable Class B Member; (ii) any such unvested Class B Units may be treated as if they were held by the Class A Members, thereby resulting in the distribution of proceeds attributable to such unvested Class B Units to the Class A Members, pro rata according to their Percentage Interest; or (iii) proceeds attributable to such unvested Class B Units may be held by the Company and distributed at a future time in accordance with either clauses (i) or (ii) above. The Manager shall determine which of the foregoing methods to apply in distributing proceeds at the time of any distribution involving unvested Class B Units and may exercise such discretion differently for different Class B Members.

ARTICLE V

MANAGEMENT

5.1 Authority of Manager. Subject to the terms of this Agreement, including the covenants by the Manager in Section 6.5, the Manager shall conduct, direct and exercise full control over all activities of the Company (including all decisions relating to the Company's ownership of its subsidiaries now existing or hereinafter formed); all management powers over the business and affairs of the Company shall be exclusively vested in the Manager; and the Manager shall have the sole power to bind and take any action on behalf of the Company, and to exercise any rights and powers granted to the Company under this Agreement or any other agreement, instrument, or other document to which the Company is a party.

5.2 Appointment of Manager. Except for situations in which the approval of the Members is specifically required by this Agreement, the Members hereby consent to the exercise by the Manager of all powers and rights conferred on it by this Agreement with respect to the management and control of the Company. The Manager shall devote such time and effort to the affairs of the Company as it may deem appropriate for the oversight of the management and affairs of the Company. The Manager may be removed, at any time and with or without cause, by a majority of the Class A Members.

5.3 Limitation of Liability of the Manager. To the maximum extent not prohibited by applicable law, none of the Manager or any member, manager, shareholder, partner, director, officer, employee, agent, advisor, representative or Affiliate of the Manager, shall be liable to any Member or the Company for (a) any mistake of judgment or any other action taken, or failure to act, as the Manager, or on behalf of the Members, with respect to the Company unless and only to the extent that such mistake of judgment or other action taken or failure to act is found by a court of competent jurisdiction in a non-appealable judgment (or arbitration decision) (i) to constitute a violation of this Agreement by such Person that has a material adverse effect on the Company (unless such violation and such material adverse effect are cured no later than sixty (60) days after such finding), (ii) to constitute gross negligence or willful malfeasance by such Person or (iii) to have been taken or failed to have been taken in bad faith, (b) any action or inaction arising from reliance in good faith upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care or (c) the mistake of judgment or other action or inaction of any agent, contractor or consultant selected by any of them with reasonable care. Subject to the Manager's duty to act in good faith and, subject to any provisions of this Agreement to the contrary, in the interests of the Company set forth in the Delaware Act, to the extent that, at law or in equity, the Manager or any other Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or any Member, any such Person acting under this Agreement shall not be liable to the Company or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent they restrict or modify the duties and liabilities of the Manager or any other Person otherwise existing at law or in equity, are agreed by the Members to modify such other duties and liabilities of such Person to the maximum extent not prohibited by applicable law.

5.4 Officers.

(a) The Manager may, from time to time as it deems advisable, appoint officers of the Company, who shall have such powers and perform such duties incident to such Person's office as may from time to time be conferred upon or assigned to it by the Manager, and assign in writing titles (including Chief Executive Officer, President, Vice President, Secretary, Treasurer and Assistant Secretary) to any such Person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any appointment may be revoked at any time by the Manager. In addition, the Manager is authorized to employ, engage and dismiss, on behalf of the Company, any Person, including an Affiliate of any Member, to perform services for, or furnish goods to, the Company. Unless otherwise prohibited by this Agreement, each officer appointed pursuant to this Section 5.10(a) is authorized to execute, sign, seal and deliver, in the name and on behalf of the Company, any and all agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and matters approved by the Manager with respect to the Company.

(b) The initial officers of the Company shall be:

Brianna Abrams	-	President & Chief Executive Officer
Daniel Abrams	-	Vice President, Secretary & Treasurer

5.5 Exculpation. Subject to applicable law, no Indemnified Party (each of which shall be a third party beneficiary of this Agreement for purposes of this Section 5.11) shall be liable, in damages or otherwise, to the Company, the Members, the Manager or any of their Affiliates for any act or omission performed or omitted by any of them in good faith (including any act or omission performed or omitted by any of them in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation), except for (i) any act taken by such Indemnified Party purporting to bind the Company that has not been authorized pursuant to this Agreement or (ii) any act or omission with respect to which such Indemnified Party was grossly negligent or engaged in intentional misconduct. To the extent that, at law or in equity, any Indemnified Party has duties and liabilities relating thereto to the Company or to any Member, such Indemnified Party acting under this Agreement shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Indemnified Party otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Party, to the maximum extent permitted by applicable law.

5.6 Indemnification.

(a) To the fullest extent permitted by applicable law, the Company shall and does hereby agree to indemnify and hold harmless, and pay all judgments and claims against, any Indemnified Party (each of which shall be a third party beneficiary of this Agreement for purposes of this Section 5.12) from and against any loss or damage incurred by such Indemnified Party or by the Company for any act or omission taken or suffered by such Indemnified Party in good faith (including any act or omission taken or suffered by any of them in reliance upon and in accordance with the opinion or advice of experts, including of legal counsel as to matters of law, of accountants as to matters of accounting, or of investment bankers or appraisers as to matters of valuation) in connection with the Company Business, including costs and reasonable attorneys' fees and any amount expended in the settlement of any claims or loss or damage, except with respect to (i) any act taken by such Indemnified Party purporting to bind the

Company that has not been authorized pursuant to this Agreement; or (ii) any act or omission with respect to which such Indemnified Party was grossly negligent or engaged in intentional misconduct.

(b) The satisfaction of any indemnification obligation shall be from and limited to Company assets (including insurance and any agreements pursuant to which the Company, its officers or its employees are entitled to indemnification) and no Member, in such capacity, shall be subject to personal liability. Expenses reasonably incurred by an Indemnified Party in defense or settlement of any claim that may be subject to a right of indemnification hereunder shall be advanced by the Company prior to the final disposition thereof only upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount to the extent that it shall be determined upon final adjudication after all possible appeals have been exhausted that such Indemnified Party is not entitled to be indemnified hereunder.

(c) The Company may purchase and maintain insurance on behalf of one or more Indemnified Parties and other Persons against any liability which may be asserted against, or expense which may be incurred by, any such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

5.7 Primary Obligation. With respect to any Indemnified Party who is employed, retained or otherwise associated with, or appointed or nominated by the Organizer, or any of its Affiliates and who acts or serves as a director, officer, manager, fiduciary, employee, consultant, advisor or agent of, for or to the Company or any of its Subsidiaries, the Company or its Subsidiaries shall be primarily liable for all indemnification, reimbursements, advancements or similar payments (the "Indemnity Obligations") afforded to such Indemnified Party acting in such capacity or capacities on behalf or at the request of the Company or any of its Subsidiaries, whether the Indemnity Obligations are created by law, organizational or constituent documents, contract (including this Agreement) or otherwise. Notwithstanding the fact that the Organizer and/or any of its Affiliates, other than the Company (such persons, together with its and their heirs, successors and assigns, the "Member Parties"), may have concurrent liability to an Indemnified Party with respect to the Indemnity Obligations, the Company hereby agrees that in no event shall the Company or any of its Subsidiaries have any right or claim against any of the Member Parties for contribution or have rights of subrogation against any Member Parties through an Indemnified Party for any payment made by the Company or any of its Subsidiaries with respect to any Indemnity Obligation. In addition, the Company hereby agrees that in the event that any Member Parties pay or advance to an Indemnified Party any amount with respect to an Indemnity Obligation, the Company will, or will cause its Subsidiaries to, as applicable, promptly reimburse such Member Parties for such payment or advance upon request.

5.8 Elimination of Liability and Fiduciary Duties. The Manager and the Members do not have any duties (including fiduciary duties) to any other Member or the Company, and any duties or implied duties (including fiduciary duties) of a Manager or a Member to the Company or to any other Member that would otherwise apply at law or in equity are hereby eliminated to the fullest extent permitted under the Act (including Sections 18-1101(c) and (e) of the Act) and any other applicable law; provided, however, that this Agreement does not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

5.9 Expenses. The Company shall, or shall cause one of its Subsidiaries to, pay for any and all expenses, costs and liabilities incurred in the conduct of the business of the Company in accordance with the provisions hereof (collectively, "Company Expenses"), including:

(a) all routine administrative and overhead expenses of the Company, including fees of auditors, attorneys and other professionals, expenses incurred by the Tax Matters Member

and expenses associated with the maintenance of books and records of the Company and communications with Members;

(b) all reasonable out-of-pocket expenses incurred by the Organizer in connection with the formation of the Company and the negotiation of, and the execution and delivery of all agreements related to, the Transaction, including the fees of outside counsel for the Organizer and its Affiliates;

(c) all expenses incurred directly by the Organizer;

(d) annual compensation for each independent Manager in accordance with such Manager's engagement (or similar) agreement;

(e) all expenses incurred in connection with any litigation involving the Company and the amount of any judgment or settlement paid in connection therewith;

(f) all expenses for indemnity or contribution payable by the Company to any Person, whether payable under this Agreement or otherwise and whether payable in connection with any litigation involving the Company;

(g) all expenses incurred in connection with any indebtedness of the Company; and

(h) all expenses incurred in connection with any liquidation, dissolution or winding up of the Company.

5.10 Expense Contributions. If the Manager shall determine that funds are necessary to pay any Company Expense, then the Company may borrow funds from any Person, including any Member in accordance with Section 3.6 hereof, for the purpose of paying such Company Expense.

5.11 Advisory Board. The Manager shall have the discretion to create an Advisory Board (the "Advisory Board") to advise and make non-binding recommendations to the Manager and the officers of the Company with respect to matters within the areas of such board members' experience and expertise. Such Advisory Board may have the number of members as the Manager deems it appropriate, and the members of the Advisory Board shall be appointed by the Manager. The term of service for members of the Advisory Board shall be one (1) year from the date they are appointed or until their earlier resignation, removal, death or their successor is confirmed and appointed. The Manager may, in its discretion, call for meetings of the Advisory Board, although no such meetings shall be required. The Advisory Board shall be purely ministerial and advisory and shall not interfere with the Manager's or the officers' responsibility for management of the Company's business and affairs. The Manager shall have no obligation to adopt, or otherwise be bound to act upon, any recommendation of the Advisory Board, but shall, in its sole and absolute discretion, have the ability to take the Advisory Board's recommendations under advisement. In rendering advice to the Manager, the Advisory Board shall have no obligation to conduct any individual research or investigation and shall be entitled to rely solely and exclusively upon the facts and information available to it at the time of the making of its recommendations, including, but not limited to, such facts and information as may be provided to the Advisory Board by the Company. The members of the Advisory Board shall receive such compensation for their services in such capacities as the Manager, in its sole and absolute discretion, shall deem proper. The members of the Advisory Board shall be entitled to reimbursement from the Company for all reasonable expenses incurred by them in connection with their Advisory Board services upon the presentation to the Company of written documentation therefor. The members of the Advisory Board shall have no liability or obligations whatsoever for any

actions or omissions taken by them in their capacities as such. Any member of the Advisory Board made, or threatened to be made, a party to any threatened, pending, or contemplated action or proceeding, whether civil, criminal, administrative, or investigative, arising out of or related to such member's service on the Advisory Board, shall be indemnified by the Company, and the Company may advance to such member related expenses incurred in defense of such action, to the fullest extent permitted by applicable law.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF THE PARTNERS

6.1 Limitation of Liability of the Members. Except as otherwise provided herein and/or by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as the Manager of the Company, other than such Member's obligation to make Capital Contributions to the Company pursuant to the terms and conditions hereof or any other agreement respecting the issuance and sale or grant of Units. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be equal to the sum of (i) such Member's share of the Company's assets plus (ii) the amount of such Person's unpaid Additional Capital Contribution, if any; provided that a Member shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Delaware Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members or the Manager for liabilities of the Company, except to the extent constituting fraud, or willful misconduct by such Members or the Manager, as applicable.

6.2 Lack of Authority. No Member in its capacity as such has the authority or power to act for or on behalf of the Company in any manner or way, to bind the Company, or do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority has been expressly granted to and not revoked from such Member by the Manager, and the Members hereby consent to the exercise by the Manager of the powers conferred on it by law and this Agreement.

6.3 No Right of Partition. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.4 Members Right to Act.

(a) Except as otherwise expressly provided herein and as otherwise required by applicable law, the Class A Members shall be entitled to one vote per Class A Unit held by them on all matters to be voted on by the Members. The Class B Units shall have no voting rights.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by Members holding at least a majority of the Units entitled to vote or consent on the matter on at least five (5) days' prior written notice to the other Members entitled to vote or consent thereon, which notice shall state the purpose or purposes for which such meeting is being called.

6.5 Covenants of the Manager.

(a) Except as contemplated by this Agreement, that the Company shall not enter into any other transaction with the Manager or any of its Affiliates other than an agreement which has no direct or indirect adverse impact on the rights or economic interests of the Members.

(b) The Manager shall not, except with the prior written consent of a majority of the Members, take or agree to take or cause any of the following actions on behalf of the Company:

(i) admit any additional Members other than the admission of any transferees of Units in accordance with this Agreement or in accordance with Section 3.1(b) hereof;

(ii) except in connection with Additional Capital Contributions in accordance with Section 3.1 accept any additional Capital Contributions from any Member, or issue any interests in the Company, whether Units or any other class or series of equity interests;

(iii) take any action that is inconsistent with the purposes of the Company as set forth in Section 2.7;

(iv) change the nature of its organization, or engage in any merger, recapitalization, combination, amalgamation or conversion except in connection with a sale, merger, recapitalization, combination or other similar transaction involving the Subsidiaries;

(v) purchase any Units from any Member; or

(vi) initiate, prosecute or settle any legal action involving any Member in its capacity as such, provided, however, that the consent of any Member (A) who breaches this Agreement shall not be required for the Company to initiate, prosecute or settle any legal action against such Member with respect to such breach, and (B) who initiates any legal action against the Company shall not be required for the Company to defend such legal action.

6.6 Investment Opportunities; Conflicts of Interest. Each Member expressly acknowledges and agrees that (a) the Members, the Manager and their respective Affiliates and their respective managers, directors, officers, shareholders, partners, members, employees, representatives, and agents (collectively, the "Specified Persons") are permitted (i) to have and develop, and may presently or in the future have and develop, investments, transactions, business ventures, contractual, strategic or other business relationships, prospective economic advantages or other opportunities (the "Business Opportunities") in businesses that are and may be competitive or complementary with the Subsidiaries, for their own account or for the account of any Person, or (ii) to direct any such Business Opportunities to any other Person, in each case, regardless of whether such Business Opportunities are presented to a Specified Person in his, her or its capacity as a Member, Manager, director on the board of directors of the Subsidiaries or otherwise, (b) none of the Specified Persons will be prohibited by virtue of their investments in the Company or their service as a Manager or service on the board of directors of the Subsidiaries or as an officer of the Subsidiaries or otherwise from pursuing and engaging in any such activities, (c) none of the Specified Persons will be obligated to inform or present the Company, the Subsidiaries or the Manager or the board of directors of the Subsidiaries or any other Member of or with any such Business Opportunity, (d) neither the Company or the other Members will have or acquire or be entitled to any interest or expectancy or participation (such right to any interest, expectancy or participation, if any, being hereby renounced and waived) in any Business Opportunity as a result of the involvement therein of any of the Specified Persons as a result of this Agreement, and (e) the involvement of any of the Specified Persons in

any Business Opportunity will not constitute a conflict of interest, breach of fiduciary duty, or breach of this Agreement by such Persons with respect to the Company or the other Members.

ARTICLE VII

BOOKS, RECORDS AND REPORTS

7.1 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business.

7.2 Tax Reports. The Company shall deliver or cause to be delivered, as soon as reasonably practicable after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year all information reasonably necessary for the preparation of such Person's United States federal and state income tax returns including, but not limited to, a Form K-1.

7.3 Annual Financial Reports. The Company shall deliver or cause to be delivered, as soon as reasonably practicable after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year, starting with the first full Fiscal Year of the Company, the annual unaudited (internally-prepared) financial statements of the Company.

7.4 Monthly Financial Reports. The Company shall deliver or cause to be delivered, as soon as reasonably practicable, but in no event more than thirty (30) days after the end of each fiscal quarter, to each Person who was a Member at any time during such fiscal quarter, the internally-prepared summary financial statements of the Company for such quarterly period.

7.5 Accounting Methods; Elections. The Manager shall determine the accounting methods and conventions to be used in the preparation of the Company's tax returns and shall make any and all elections under the tax laws of the United States and any other relevant jurisdictions as to the treatment of items of income, gain, loss, deduction and credit of the Company, or any other method or procedure related to the preparation of the Company's tax returns. All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction and credit among the Members, and accounting procedures and principles not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager. The Manager may not, however, cause the Company to be treated other than as a partnership for Federal income tax purposes without the prior written consent of all Members.

ARTICLE VIII

TAX MATTERS

8.1 Preparation of Tax Returns. The Company shall arrange for the preparation and timely filing of all returns required to be filed by the Company.

8.2 Tax Elections. The "Taxable Year" shall be the Fiscal Year unless the Manager shall determine otherwise. The Manager shall determine whether to make or revoke any available election pursuant to the Code. Each Member will upon request supply any information necessary to give proper effect to such election.

8.3 Tax Controversies. The Manager is designated as the "partnership representative" (as defined in Section 6223 of the Code) ("Tax Matters Member"). In addition, (a) the Manager is hereby authorized to (i) designate any other Person selected by the Manager as the partnership representative, and

(ii) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to U.S. Department of Treasury Regulations or other guidance to ratify the designation, pursuant to this Section 8.3, of the Manager (or any Person selected by the Manager) as the "partnership representative"; and (b) each Member agrees to take such other actions as may be requested by the Manager to ratify or confirm any such designation pursuant to this Section 8.3.

8.4 Tax Allocations.

(a) Except as otherwise required pursuant to this Section 8.4(a), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to Company for federal income tax purposes and its book value (as determined pursuant to the rules contained in Treasury Regulation Section 1.704-1(b)). In addition, if the book value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), then subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as under Code Section 704(c). The Manager shall determine all allocations pursuant to this Section 8.4(b) using a method that is reasonable under Treasury Regulation Section 1.704-3.

(c) Effect of Allocations. Allocations pursuant to this Section 8.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, Distributions or other the Company items pursuant to any provision of this Agreement.

ARTICLE IX

TRANSFER OF UNITS

9.1 Transfer Restrictions.

(a) No Member shall Transfer any interest in any Units held by such Member (including any underlying economic interest or participation right in any Units) to any Person without first obtaining the prior written consent of the Manager, which consent may be withheld in the Manager' sole discretion. Any Member who shall Transfer any Units in the Company shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units. Any Transfer by any Member of any Units in contravention of this Agreement or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article X. Any substitute Member admitted to the Company pursuant to this Agreement shall succeed to all of the rights and be subject to all of the obligations of the transferring or assigning Member with respect to the interest as to which such Member was substituted, including any

obligations under Section 4.3 attributable to taxes, penalties and interest allocable to the transferring or assigning Member, and such substitute Member shall sign any and all such documents, certificates, joinders or other instruments reasonably requested by the Manager, including a statement affirming the representations and warranties contained in Section 3.1(e) hereof.

(b) Notwithstanding Section 9.1(a) hereof, a Member may Transfer all or a portion of its Interest (i) to a Permitted Transferee, (ii) pursuant to Section 9.5 hereof in a Tag-Along Sale, (iii) pursuant to Section 9.6 hereof in a Drag-Along Sale, (iv) upon the exercise by the Company of its Repurchase Right with respect to the Repurchase Units or (v) pursuant to Section 8.10 hereof in connection with a Roll-Up Transaction.

(c) Each Member agrees, upon request of the Manager, to execute such certificates or other documents and perform such acts as the Manager deems appropriate to preserve the status of the Company as a limited liability company after the completion of any Transfer of an Interest of such Member under the laws of the jurisdiction in which the Company is conducting its operations.

9.2 Distributions Subsequent to Transfer. An Assignment of a Member's Interest as described in Section 9.1 hereof shall be effective on the first day of the month following the day on which the requirements of Sections 3.1(b)(iv) and 9.1 hereof are satisfied, or at such earlier time as the Manager determines. Distributions made after the effective date of the Assignment shall be made to the assignee. Notwithstanding anything to the contrary contained herein, both the Company and the Manager shall be entitled to treat the assignor of an Interest or rights attributable to the Interest of any Member as the absolute owner thereof in all respects, and shall incur no liability for distributions made in good faith to it, until such time as a written Assignment that conforms to the requirements of this Article IX has been received by and recorded on the books of the Company.

9.3 Tag-Along Rights.

(a) Subject to Sections 9.3(i) and 9.5 hereof, if at any time the Organizer (the "Tag-Along Seller") proposes to Transfer any of the Class A Units held by it (a "Tag-Along Sale"), each other Member may elect, at its option and in accordance with this Section 9.3, to participate in the proposed Transfer in accordance with this Section 9.3 (each such electing Member, a "Tagging Person") for the consideration per Unit provided by the Tag-Along Notice.

(b) The Tag-Along Seller shall provide each other Class A Member written notice ("Tag-Along Notice") of the terms and conditions of the Tag-Along Sale and offer each other Class A Member the opportunity to participate in such Transfer up to such Class A Member's Tag-Along Portion in accordance with this Section 9.3, at the same consideration (whether in cash, other property or a combination thereof) per Unit, and with the same rights and benefits, to be received by the Tag-Along Seller. The Tag-Along Notice shall identify (A) the number of Class A Units proposed to be Transferred by the Tag-Along Seller (a "Tag-Along Offer"), (B) the amount of consideration for which the Transfer is proposed to be made and (C) the name of the proposed assignee and all other material terms and conditions of the Tag-Along Offer.

(c) If the Tag-Along Seller proposes to Transfer all or any portion of its Class A Units representing, in the aggregate, fifty percent (50%) or more of the Units then outstanding, the Tag-Along Seller will provide each other Member with the Tag-Along Notice, which shall include (in addition to the information required by Section 9.3(b) hereof) the terms of the offer from the proposed assignee for the purchase of the fully vested Class B Units of such Member. In the event any Members exercise their right to participate in a Tag-Along Sale and such Tag-Along Sale is consummated, each of the Tag-Along Seller and Tagging Persons shall receive, in exchange for the Class A Units and fully vested Class B Units

Transferred in such Tag-Along Sale, such amount as each Member would have received if the aggregate consideration from such Tag-Along Sale had been distributed by the Company in the event of the Company's liquidation pursuant to Article X hereof.

(d) From the date of its receipt of the Tag-Along Notice, each Member entitled to receive a Tag-Along Notice pursuant to this Section 9.3 shall have the right (a "Tag-Along Right"), exercisable by notice ("Tag-Along Response Notice") given to the Tag-Along Seller, which shall be an irrevocable election, within ten (10) days after its receipt of the Tag-Along Notice (the "Tag-Along Notice Period"), to request that the Tag-Along Seller include in the proposed Transfer the number of Units held by such Tagging Person as is specified in the Tag-Along Response Notice. Each Tagging Person shall be entitled to include in the Tag-Along Response Notice, and sell in the Tag-Along Sale, an amount up to its Tag-Along Portion, and the Tag-Along Seller shall be entitled to sell the number of Units which it proposed to be Transferred as set forth in the Tag-Along Notice (reduced, to the extent necessary, so that each Tagging Person shall be able to include its Tag-Along Portion or the portion thereof elected to be included by such Tagging Person, which shall not exceed its Tag-Along Portion). Each Tag-Along Response Notice shall include wire transfer instructions for payment of the purchase price for the Units to be sold in such Tag-Along Sale. Each Tagging Person that exercises its Tag-Along Rights hereunder shall deliver to the Tag-Along Seller, with the Tag-Along Response Notice, a limited power-of-attorney authorizing the Tag-Along Seller to Transfer the Units of such Tagging Person to be included in the Tag-Along Sale, on the terms set forth in the Tag-Along Notice, or, if such delivery is not permitted by applicable law, an unconditional agreement to deliver such Units pursuant to the Tag-Along Notice, and other documents requested by the Tag-Along Seller. Delivery of the Tag-Along Response Notice shall constitute an irrevocable acceptance of the Tag-Along Offer by such Tagging Person.

(e) If, within forty-five (45) days of the delivery of such Tag-Along Response Notice, the Tag-Along Seller has not completed the Transfer of all Units included in the Tag-Along Response Notice on substantially the same terms and conditions set forth in the Tag-Along Notice, the Tag-Along Seller shall (A) return to each Tagging Person the limited power-of-attorney that such Tagging Person delivered pursuant to this Section 9.3 and any other documents in the possession of the Tag-Along Seller executed by the Tagging Persons in connection with the proposed Tag-Along Sale and (B) not conduct any Transfer of Class A Units without again complying with this Section 9.3.

(f) Concurrently with the consummation of the Tag-Along Sale, the Tag-Along Seller shall (i) notify the Tagging Persons thereof and (ii) remit to the Tagging Persons the total consideration for the Units of the Tagging Persons Transferred pursuant thereto, with the cash portion of the purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions in the applicable Tag-Along Response Notices

(g) If at the termination of the Tag-Along Notice Period any other Member shall not have elected to participate in the Tag-Along Sale, such other Member shall be deemed to have waived its rights under Section 9.3(a) hereof with respect to the Transfer of its Units pursuant to such Tag-Along Sale; provided that in no event shall such Member be deemed to have waived its rights under this Section 9.3 with respect to any future Tag-Along Sale.

(h) Notwithstanding anything contained in this Section 9.3, there shall be no liability on the part of the Tag-Along Seller to the Tagging Persons (other than the obligation to return any limited powers-of-attorney received by the Tag-Along Seller) if the Transfer of Units pursuant to this Section 9.3 is not consummated for whatever reason. Whether to affect a Transfer of Units is in the sole and absolute discretion of the Tag-Along Seller.

(i) The provisions of this Section 8.05 shall terminate upon the occurrence of the Initial Public Offering and shall not apply to any proposed Transfer of Units (i) by the Drag-Along Seller pursuant to Section 9.3 hereof or (ii) to a Permitted Transferee of the Tag-Along Seller; provided that this Section 9.3 shall apply to a subsequent Transfer of Units by such Permitted Transferee other than as provided by this Section 9.3(i).

9.4 Drag-Along Rights.

(a) (i) Subject to Sections 9.4(a)(iii)(D) and 9.5 hereof, if at any time the Organizer (the "Drag-Along Seller") proposes to Transfer any of its Class A Units or otherwise effect any Sale of the Company (a "Drag-Along Sale"), it may, in its sole discretion:

(A) require each other Class A Member to Transfer the Drag-Along Portion of its Class A Units for the consideration provided in Section 9.4(a)(ii)(A) hereof, in the event the Drag-Along Seller is proposing to Transfer fifty percent (50%) or less of the Class A Units then held by it (the "Class A Drag-Along Right"); or

(B) require each (1) other Class A Member to Transfer the Drag-Along Portion of its Class A Units for the consideration provided in Section 9.4(a)(ii)(B) hereof, and (2) Class B Member to Transfer the Class B Drag-Along Portion of its fully vested Class B Units for the consideration provided in Section 9.4(a)(ii)(B) hereof, in each case, in the event the Drag-Along Seller is proposing to Transfer more than fifty percent (50%) of the Class A Units then held by it (the "Full Drag-Along Right," and, together with the Class A Drag-Along Right, the "Drag-Along Right").

(ii) Consideration.

(A) In the event of a Drag-Along Sale consummated upon the exercise of the Class A Drag-Along Right (a "Class A Drag-Along Sale"), each of the Drag-Along Seller and Dragged Sellers shall receive, in exchange for each Class A Unit Transferred in such Drag-Along Sale, the same consideration (whether in cash, other property or a combination thereof) per Class A Unit identified in the Drag-Along Sale Notice.

(B) Notwithstanding Section 9.4(a)(ii)(A) hereof, in the event of a Drag-Along Sale consummated upon the exercise of the Full Drag-Along Right (a "Full Drag-Along Sale"), each of the Drag-Along Seller and Dragged Sellers shall receive, in exchange for the Units Transferred in such Drag-Along Sale, such amount each Member would have received if the aggregate consideration from such Drag-Along Sale had been distributed by the Company in the event of the Company's liquidation pursuant to Section 9.4 hereof.

(C) Any payment for consideration due to each Dragged Seller under this Section 9.4(a)(ii) shall be made by the Drag-Along Seller or by the third Person transferee of the Drag-Along Sale (the "Drag-Along Transferee"), as agreed between the Drag-Along Seller and the Drag-Along Transferee.

(iii) Drag-Along Procedures.

(A) Drag-Along Notice. The Drag-Along Seller shall provide written notice (a "Drag-Along Sale Notice") of any Drag-Along Sale to each of the other Class A Members and, if applicable, the other Members, not later than ten (10) days prior to the consummation of the proposed Drag-Along Sale. The Drag-Along Sale Notice shall identify the Drag-Along Transferee, the consideration for which a Transfer is proposed to be made and all other material terms and conditions of the Drag-Along

Sale, and each other Class A Member's Drag-Along Portion of its Class A Units and, if applicable, each Class B Member's Class B Drag-Along Portion. Each of the other Class A Members, in the event of exercise of the Class A Drag-Along Right, and each other Member, in the event of exercise of the Full Drag-Along Right (collectively, as applicable, the "Dragged Sellers"), shall be required to participate in the Drag-Along Sale on the terms and conditions set forth in the Drag-Along Notice and to tender the Drag-Along Portion of its Class A Units, or, if applicable, the Class B Drag-Along Portion of its Class B Units, as set forth below.

(B) Required Deliveries. Not later than five (5) days after the receipt of the Drag-Along Sale Notice (the "Drag-Along Sale Notice Period"), each Dragged Seller shall deliver to a representative of the Drag-Along Seller designated in the Drag-Along Sale Notice (1) (I) a limited power-of-attorney authorizing the Drag-Along Seller or such representative to Transfer to the Drag-Along Transferee all of such Dragged Seller's Units subject to the Drag-Along Right under Section 9.4(a)(i) hereof, on the terms set forth in the Drag-Along Notice, or (II) if such power-of-attorney is not permitted by applicable law, an unconditional agreement to deliver all of its Units subject to the Drag-Along Right under Section 9.4(a)(i) hereof at the closing of the Drag-Along Sale against the receipt of the consideration therefor, and (2) wire transfer instructions for payment of the cash portion of the consideration to be received by such Dragged Seller in the Drag-Along Sale. If any of the Dragged Sellers should fail to deliver the foregoing as required herein, the Company (subject to Section 9.4(b) hereof) shall cause the books and records of the Company to show that all of such Dragged Seller's Units subject to the Drag-Along Right shall be Transferred to the Drag-Along Transferee immediately upon surrender for Transfer by the holder thereof.

(C) The Drag-Along Seller (or its representative) shall have a period of one hundred twenty (120) days from the date of the Drag-Along Sale Notice to consummate the Drag-Along Sale on the terms and conditions set forth in such Drag-Along Sale Notice; provided that, if such Drag-Along Sale is subject to any regulatory approval, such one hundred twenty (120) day period shall be extended until the expiration of ten (10) days after all such approvals have been received. If the Drag-Along Sale shall not have been consummated during such one hundred twenty (120) day period, the Drag-Along Seller shall return to each Dragged Seller the limited power-of-attorney and any other documents in the possession of the Drag-Along Seller executed by the Dragged Sellers in connection with such proposed Transfer, and all the restrictions on Transfer contained in this Agreement or otherwise applicable at such time shall again be in effect with respect to any Units previously subject to the proposed Drag-Along Sale.

(D) Concurrently with the consummation of any Drag-Along Sale pursuant to this Section 8.06, the Drag-Along Seller shall give written notice thereof to the Dragged Sellers and shall remit (or cause the Drag-Along Transferee to remit) to each of the Dragged Sellers who surrendered the applicable instruments under Section 9.4(a)(iii)(B) hereof the total consideration (the cash portion of which is to be paid by wire transfer in accordance with such Dragged Seller's wire transfer instructions) for the Units surrendered by such Dragged Seller in the Drag-Along Sale.

(E) In connection with a Drag-Along Sale, each Dragged Seller shall, if requested by the Drag-Along Seller, waive any dissenters' or appraisal rights that may be provided by statute, this Agreement, or otherwise.

(b) Notwithstanding anything contained in this Section 9.4 to the contrary, there shall be no liability on the part of the Drag-Along Seller to the Dragged Sellers (other than the obligation to return the limited power-of-attorney and other applicable documents received by the Drag-Along Seller) if the Transfer pursuant to this Section 9.4 is not consummated for whatever reason, regardless of whether the Drag-Along Seller shall have delivered a Drag-Along Sale Notice. Whether to

affect a Transfer pursuant to this Section 9.4 by the Drag-Along Seller is in the sole and absolute discretion of the Drag-Along Seller.

(c) The provisions of this Section 9.4 shall terminate upon the occurrence of, and shall not apply to, the Initial Public Offering and shall not apply to any proposed Transfer by the Drag-Along Seller to any Permitted Transferee of the Drag-Along Seller.

9.5 Representations, Warranties, Covenants and Indemnities in Tag-Along Sales and Drag-Along Sales Drag-Along Rights. Notwithstanding anything contained in Sections 9.3 or 9.4 hereof, each Tagging Person or Dragged Seller shall make such representations, warranties and covenants and enter into such definitive agreements as are reasonably required in the proposed Transfer and as are customary for transactions of the nature of the proposed Transfer; provided that if the other Tagging Persons or Dragged Sellers are required to provide any representations or indemnities in connection with such Transfer (other than representations or indemnities concerning each Tagging Person's or Dragged Seller's title to its Units and its authority, power and right to enter into and consummate the Transfer of such Units without contravention of any law or agreement), liability for misrepresentation or indemnity shall (as to such Tagging Persons or Dragged Sellers) be expressly stated to be several but not joint and each Tagging Person or Dragged Seller shall not be liable for more than its pro rata share (based on the consideration allocated to the Units Transferred in accordance with Section 4.1 hereof, whether directly or indirectly) of any liability for misrepresentation or indemnity, and be required to bear their pro rata share (based on the consideration allocated to the Units Transferred in accordance with Section 4.1 hereof, whether directly or indirectly) of any escrows, holdbacks or adjustments in or adjustments in purchase price.

9.6 Recalculation of Consideration in Tag-Along Sales, Drag-Along Sales and Sales of the Company. If, following the distribution of the consideration allocated to the Units Transferred in connection with a Tag-Along Sale, Drag-Along Sale or Sale of the Company, as applicable, any Member (the "Indemnifying Member") is required to make payments in excess of its pro rata portion as a result of any liability for misrepresentation, breach or indemnification in connection with such Tag-Along Sale, Drag-Along Sale or Sale of the Company (other than any misrepresentation, breach or indemnification concerning the Indemnifying Member's title to its Units and its authority, power and right to enter into and consummate the Transfer of such Units without contravention of any law or agreement) (the amount of any such payment, the "Indemnification Amount"), then the consideration previously allocated shall be recalculated after deduction of the Indemnification Amount. If such recalculation results in a conclusion that the amount payable to any other Member(s) should be less than the amount actually paid to such other Member(s) in accordance with Section 4.1 hereof, then such other Member(s) shall make prompt payment to the Indemnifying Member of the amounts required to put them in the position they would have been in had the Indemnification Amount not formed part of the consideration of the Tag-Along Sale, Drag-Along Sale or Sale of the Company.

9.7 Bankruptcy or Death of a Member. The Bankruptcy or death of a Member shall not cause a dissolution of the Company, but the rights of such Member to receive distributions and to Transfer its Interest pursuant to Section 9.1 hereof shall, on the happening of such an event, devolve on its successor, administrator or other legal representative for the purpose of settling its estate or administering its property, subject to the terms and conditions of this Agreement, and the Company shall continue as a limited liability company. Such successor or representative, however, shall become a substitute Member only as provided in Section 3.1(b)(iv) hereof with respect to an assignee of such Member's Interest. The successor or estate of such Member shall be liable for all the obligations of such bankrupt or deceased Member.

ARTICLE X

DISSOLUTION AND LIQUIDATION

10.1 Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the entry of a decree of judicial dissolution of the Company or an administrative dissolution under the Delaware Act; and (b) the winding up and dissolution of the Organizer. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

10.2 Liquidation and Termination. On the dissolution of the Company, the Manager shall act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. As promptly as practicable after dissolution, the liquidator in consultation with the Members shall determine the amounts to be distributed to each Member, and the liquidator shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1.

10.3 Cancellation of Certificate. On completion of the distribution of the Company assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 10.3.

ARTICLE XI

GENERAL PROVISIONS

11.1 Power of Attorney. Each Member hereby constitutes and appoints the Manager with full power of substitution, as his, her or its true and lawful agent and attorney in fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) this Agreement, all certificates and all amendments thereof in accordance with the terms hereof which the Manager deems necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other applicable jurisdictions; and (b) a certificate of cancellation, if the Manager deems appropriate or necessary, to reflect the dissolution and liquidation of the Company specifically pursuant to the terms of this Agreement. Except as specifically provided above, no other powers of attorney are hereby granted, authorized or contemplated by this Section 11.1. The power of attorney granted herein is irrevocable and is given to secure a proprietary interest of the Manager and the performance of each Member's obligations hereunder, and each Member hereby further covenants not to revoke such power of attorney.

11.2 Confidentiality. Each Member agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Manager, the Company or the Subsidiaries pursuant to the terms of this Agreement or otherwise, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this provision by the Member), (b) is or has been independently developed or conceived by the Member without use of the Company's or the Subsidiaries' confidential information, or (c) is or has been made known or disclosed to the Member by a third party without a breach of any obligation of confidentiality such third party may have to the Company or the Subsidiaries; provided, however, that a Member may (A) disclose confidential information (i) to its

attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Member in the ordinary course of business, provided that the Member informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided that the Member promptly notifies the Manager of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure, (B) use confidential information in connection with the exercise of any of its rights under this Agreement and (C) discuss matters involving or relating to any confidential information with other Members of the Company.

11.3 Amendments. This Agreement may be amended, modified, or waived only by the written consent of (i) the Manager, and (ii) other than in connection with a Special Amendment, the holders of at least a majority of the Units; provided, however, that such consents shall not be required in connection with the execution of joinders to this Agreement by transferees of Units pursuant to Section 9.1; provided, further, that no modification, amendment or waiver of (i) any provision of Sections 2.5, 2.6, 2.7, 3.1(a), 4.1 (except in connection with a Special Amendment), 5.1, the last sentence of 5.2, 5.5, 5.6, 6.1, 6.4, 6.5, 6.6, 9.1, 10.1, 10.2 or this Section 11.3 or (ii) any other provision such that the modification, amendment or waiver disproportionately and adversely affects any of the Members as compared to the other Members shall be effective with respect to the rights of any Member without the written consent of such Member. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

11.4 Title to Company Assets, etc. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall not grant any consensual lien on or in respect of any of its assets. The purpose and business of the Company shall be to invest in and own various retail bakeries and to take all actions necessary or incidental thereto.

11.5 Remedies. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under applicable law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by applicable law.

11.6 Successors and Assigns. Except as otherwise provided herein, all covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

11.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.8 Counterparts; Binding Agreement. This Agreement may be executed simultaneously in two or more separate counterparts (including by means of facsimile), any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

11.9 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.11 Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (i) delivered personally or by electronic mail to the recipient, (ii) received by the recipient when sent by reputable express courier service (charges prepaid), (iii) three (3) days following a mailing to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (iv) telecopied to the recipient with confirmation of delivery, at the addresses indicated below (or at such other address as shall be given in writing by one party to the others):

If to the Company: Pie Passion LLC
149 South Barrington Ave, Suite 107
Los Angeles, CA 90049
Email: daniel@winstonpies.com

If to the Manager: Daniel Abrams
c/o Butter Crust Pies, LLC
149 South Barrington Ave, Suite 107
Los Angeles, CA 90049
Email: daniel@buttercrustpies.com

If to a Member at such Member's address as set forth on the Schedule of Members

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

11.12 Entire Agreement. This Agreement, those documents expressly referred to herein and other documents dated as of even date herewith (including, but not limited to, any side letters executed by the Manager, on the one hand, and any Member, on the other hand) embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

INITIAL MEMBER:

BUTTER CRUST PIES, LLC

By: ________________________________
Name: Daniel Abrams
Title: Manager

MANAGER:

____
Daniel Abrams